

Mail Stop 3030

May 6, 2010

<u>Via Mail and Facsimile 011-49-241-8909-445</u>

Mr. Wolfgang Breme
Chief Financial Officer
Aixtron Aktiengesellschaft
Kaiserstr. 98
52134 Herzogenrath
Federal Republic of Germany

      Re: **Aixtron Aktiengesellschaft**
                Form 20-F for the Fiscal Year Ended December 31, 2009
                Filed March 10, 2010
                File No. 000-51196

Dear Mr. Breme:

      We have reviewed your response dated April 29, 2010 and filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 15. Controls and Procedures, page 63

1.   We note your responses to prior comments 2, 4, 5, 6, and 15. Please amend this filing
        and your 2008 Form 20-F to include the revised disclosures and certifications, as
        applicable, similar to the proposed disclosures included within your responses.

2.   We note your response to prior comments 2 and 4. Please tell us how you have
        considered whether management's failure to include your independent registered
        accounting firm's attestation report on the effectiveness of your internal control over
        financial reporting as of December 31, 2009 and December 31, 2008 and how
        management referred to "US GAAP" within its report on the effectiveness of your
        internal control over financial reporting impacted your conclusions regarding the
        effectiveness of your disclosure controls and procedures as of the end of the fiscal year
        covered by the report and revise your disclosure as appropriate. In this regard, discuss
        how you have considered the definition of disclosure controls and procedures provided in
        Rule 13a-15(e), which indicates that effective controls and procedures would ensure that
        information required to be disclosed by the issuer is recorded, processed, summarized and
        reported within the time periods specified in the Commission's rules and forms.
        Please also note the guidance in Compliance and Disclosure Interpretation 115.02, which
        you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements, page F-1

Consolidated Income Statements, page F-1

3.   While we note your disclosure of depreciation, amortisation and employee benefit
        expenses, please also discuss your consideration of disclosing additional information on
        the nature of expenses to meet the objectives of the statement.

Note 2. Significant Accounting Policies, page F-6

-(a). Companies Included in Consolidation, page F-6

4.   We note your response to prior comment 8. To help us understand the impact of your
        accounting, please provide us with a comprehensive materiality analysis (qualitative and
        quantitative) indicating that the impact of not consolidating these subsidiaries is not
        material for each reporting period presented. Include a comparison of all the major
        balance sheet and statement of operations captions for each period. Please also address
        whether any individual entity was material.

As appropriate, please amend your December 31, 2008 and December 31, 2009 Forms 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have any questions. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
.

Sincerely,

Kate Tillan
Assistant Chief Accountant